pincock
allen &
holt

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

Consultants for Mining and Financial Solutions

CERTIFICATE AND CONSENT

VIA SEDAR

TO: **Ontario Securities Commission**
Autorité des marchés financiers du Québec
Alberta Securities Commission
British Columbia Securities Commission
(collectively referred to as the "Commissions")

AND TO: **Metallica Resources Inc. (the "Company")**

RE: **Technical Report entitled "Feasibility NI 43-101 Technical Report for the El Morro Project, Region III, Chile" (the "Technical Report") dated May 9, 2008**

I, Barton G. Stone, Certified Professional Geologist – AIPG, hereby grant this consent, pursuant to Section 8.3 of National Instrument 43-101.

I hereby certify as follows:

1. I am the "Qualified Person" responsible for the preparation of Sections 7-15, describing the area geology and project exploration, drilling and sampling protocols; and Section 17, Mineral Resources and Reserve Estimation and I hereby consent to the public filing of the Technical Report with all applicable securities regulatory authorities and the news release of the company dated May 15, 2008.

2. I hereby confirm that I have read the news release and that it fairly and accurately represents the information in the Technical Report.

Dated this 15th day of May 2008.

Sincerely,

PINCOCK, ALLEN & HOLT, INC.

[signature]

BARTON G. STONE, C.P.G.
Chief Geologist